02031349

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Option One Mortgage Acceptance Corporation	**0001025562**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, April 18, 2002, Series 2002-3	**333-82832**

Name of Person Filing the Document
(If Other than the Registrant)

SEC MAIL PROCESSING
RECEIVED
APR 1 9 2002
WASH. D.C. 155 SECTION

PROCESSED
APR 2 4 2002
THOMSON FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: April __, 2002

OPTION ONE MORTGAGE ACCEPTANCE CORPORATION

By: David S. Wells

Name: David S. Wells

Title: Assistant Secretary

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Initial Mortgage Loan Statistics

As of the Cut-off Date

Aggregate Outstanding Principal Balance:	$911,925,137					
Number of Loans:	6,498					
			Minimum		**Maximum**	
Average Outstanding Principal Balance:	$140,339		$49,858		$950,000	
Average Original Balance:	$140,362		$50,000		$950,000	
Weighted Average Current Loan Rate:	8.762	%	6.150	%	13.850	%
ARM Characteristics:						
Weighted Average Gross Margin:	5.920	%	2.750	%	10.650	%
Weighted Average Maximum Loan Rate:	14.783	%	12.150	%	19.850	%
Weighted Average Minimum Loan Rate:	8.763	%	5.000	%	13.850	%
Weighted Average Initial Periodic Rate Cap:	2.999	%	1.000	%	3.000	%
Weighted Average Periodic Rate Cap:	1.000	%	1.000	%	1.000	%
Weighted Average Months to Roll:	25	months	6	months	37	months
Weighted Average Original Term:	351	months	120	months	360	months
Weighted Average Remaining Term:	351	months	119	months	360	months
Weighted Average Credit Score:	597		490		809	
Weighted Average Combined Original LTV:	79.22	%	12.74	%	100.00	%
First Pay Date:			Nov 01, 2001		Jun 01, 2002	
Maturity Date:			Mar 01, 2012		May 01, 2032	

Top Property State Concentrations ($): 18.19 % California, 11.39 % New York, 7.31 % Florida

Maximum Zip Code Concentration ($): 0.24 % 02301

Outstanding Principal Balance ($):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
49,858 - 50,000	86	4,299,572.94	0.47
50,001 - 100,000	2,533	187,264,531.41	20.54
100,001 - 150,000	1,724	213,746,669.65	23.44
150,001 - 200,000	1,002	174,278,184.01	19.11
200,001 - 250,000	511	113,608,339.72	12.46
250,001 - 300,000	281	77,110,019.99	8.46
300,001 - 350,000	146	47,152,502.13	5.17
350,001 - 400,000	112	42,189,451.03	4.63
400,001 - 450,000	34	14,540,035.85	1.59
450,001 - 500,000	41	19,705,300.44	2.16
500,001 - 550,000	9	4,784,833.77	0.52
550,001 - 600,000	5	2,904,087.62	0.32
600,001 - 650,000	4	2,482,000.00	0.27
650,001 - 700,000	4	2,675,425.90	0.29
700,001 - 750,000	2	1,495,000.00	0.16
800,001 - 850,000	1	840,000.00	0.09
900,001 - 950,000	3	2,849,182.07	0.31
Total	6,498	911,925,136.53	100.00

Credit Score:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Available	297	36,682,495.00	4.02
451 - 500	31	3,570,822.70	0.39
501 - 550	1,756	233,616,749.24	25.62
551 - 600	1,776	249,736,866.01	27.39
601 - 650	1,580	227,571,447.09	24.96
651 - 700	722	105,911,052.23	11.61
701 - 750	258	38,782,174.33	4.25
751 - 800	73	15,381,754.93	1.69
801 - 809	5	671,775.00	0.07
Total	6,498	911,925,136.53	100.00

Original Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
120	5	847,626.38	0.09
180	431	38,213,939.29	4.19
240	87	8,580,351.36	0.94
360	5,975	864,283,219.50	94.78
Total	6,498	911,925,136.53	100.00

Remaining Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
119 - 120	5	847,626.38	0.09
175 - 180	431	38,213,939.29	4.19
235 - 240	87	8,580,351.36	0.94
349 - 354	5	662,545.93	0.07
355 - 360	5,970	863,620,673.57	94.70
Total	6,498	911,925,136.53	100.00

Property Type:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Single Family Detached	4,964	678,782,913.29	74.43
PUD Detached	538	90,731,858.48	9.95
2-4 Units Detached	513	84,398,869.08	9.26
Condo Low-Rise Attached	311	39,695,022.89	4.35
Manufactured Housing	108	9,028,716.32	0.99
Condo High-Rise Attached	21	3,437,078.43	0.38
2-4 Units Attached	16	3,069,629.19	0.34
Single Family Attached	18	1,726,790.79	0.19
PUD Attached	9	1,054,258.06	0.12
Total	6,498	911,925,136.53	100.00

Occupancy Status:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Primary	6,079	860,132,983.65	94.32
Non-owner	322	37,872,466.95	4.15
Second Home	97	13,919,685.93	1.53
Total	6,498	911,925,136.53	100.00

Purpose:	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
Cash Out Refinance	3,967	562,329,586.81	61.66
Purchase	1,969	268,749,773.27	29.47
Rate/Term Refinance	562	80,845,776.45	8.87
Total	6,498	911,925,136.53	100.00

Combined Original LTV (%):	**Number of Mortgage Loans**	**Principal Balance Outstanding as of the Cut-off Date**	**% of Aggregate Principal Balance Outstanding as of the Cut-off Date**
12.74 - 15.00	2	112,500.00	0.01
15.01 - 20.00	4	315,000.00	0.03
20.01 - 25.00	13	1,117,120.00	0.12
25.01 - 30.00	20	2,612,208.00	0.29
30.01 - 35.00	23	2,228,093.98	0.24
35.01 - 40.00	36	4,376,069.69	0.48
40.01 - 45.00	47	5,496,604.15	0.60
45.01 - 50.00	85	11,252,845.75	1.23
50.01 - 55.00	124	15,640,303.36	1.72
55.01 - 60.00	162	19,732,193.82	2.16
60.01 - 65.00	356	50,554,707.76	5.54
65.01 - 70.00	464	65,945,657.22	7.23
70.01 - 75.00	761	106,754,860.30	11.71
75.01 - 80.00	2,057	295,997,024.97	32.46
80.01 - 85.00	456	62,693,382.43	6.87
85.01 - 90.00	1,026	151,835,582.76	16.65
90.01 - 95.00	805	107,912,459.46	11.83
95.01 - 100.00	57	7,348,522.88	0.81
Total	6,498	911,925,136.53	100.00

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Alabama	34	2,709,241.68	0.30
Alaska	6	892,295.00	0.10
Arizona	156	19,586,060.95	2.15
Arkansas	8	924,962.21	0.10
California	834	165,891,092.21	18.19
Colorado	139	21,870,896.56	2.40
Connecticut	139	18,510,082.73	2.03
Delaware	14	1,426,593.70	0.16
Florida	597	66,665,913.31	7.31
Georgia	193	23,738,046.20	2.60
Hawaii	1	135,800.00	0.01
Idaho	18	1,511,394.23	0.17
Illinois	323	46,490,614.86	5.10
Indiana	127	11,936,689.56	1.31
Iowa	17	1,330,469.02	0.15
Kansas	34	3,256,540.88	0.36
Kentucky	51	4,517,099.81	0.50
Louisiana	53	4,743,540.17	0.52
Maine	45	5,598,571.53	0.61
Maryland	90	12,608,899.79	1.38
Massachusetts	380	65,501,261.51	7.18
Michigan	385	40,473,615.59	4.44
Minnesota	109	14,573,658.47	1.60
Mississippi	12	878,907.75	0.10
Missouri	92	8,926,787.13	0.98
Montana	5	525,890.33	0.06
Nebraska	6	493,636.34	0.05
Nevada	55	8,082,147.43	0.89
New Hampshire	68	8,666,579.12	0.95
New Jersey	297	49,941,162.01	5.48
New Mexico	11	1,386,693.50	0.15
New York	577	103,873,182.78	11.39
North Carolina	150	17,183,337.94	1.88
North Dakota	3	219,246.45	0.02
Ohio	256	24,188,269.56	2.65
Oklahoma	8	552,074.53	0.06
Oregon	38	5,556,661.38	0.61
Pennsylvania	234	24,967,734.63	2.74

Property State:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Rhode Island	62	9,341,591.18	1.02
South Carolina	54	5,185,783.73	0.57
Tennessee	91	8,513,312.81	0.93
Texas	310	40,181,805.21	4.41
Utah	52	6,746,886.40	0.74
Vermont	17	2,084,625.04	0.23
Virginia	166	25,543,636.80	2.80
Washington	98	14,777,438.49	1.62
West Virginia	1	68,850.00	0.01
Wisconsin	78	8,690,656.02	0.95
Wyoming	4	454,900.00	0.05
Total	6,498	911,925,136.53	100.00

Documentation Level:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Full Documentation	4,440	598,106,668.76	65.59
Stated Income Documentation	1,996	303,795,020.96	33.31
Lite Documentation	62	10,023,446.81	1.10
Total	6,498	911,925,136.53	100.00

Credit Grade:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
AA+	547	82,869,052.07	9.09
AA	3,501	507,642,132.18	55.67
A	1,096	148,488,807.66	16.28
B	1,015	134,153,552.19	14.71
C	235	27,110,876.00	2.97
CC	104	11,660,716.43	1.28
Total	6,498	911,925,136.53	100.00

Product:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2/28 6 Month LIBOR ARM	4,719	692,498,750.16	75.94
Fixed Rate 30 Yr	867	119,425,176.98	13.10
3/27 6 Month LIBOR ARM	386	51,928,892.36	5.69
Fixed 30/15 Balloon	269	23,770,319.62	2.61
Fixed Rate 15 Yr	152	13,684,133.52	1.50
Fixed Rate 20 Yr	87	8,580,351.36	0.94
2/13 6 Month LIBOR ARM	15	1,607,112.53	0.18
6 Month LIBOR ARM 30 Yr	3	430,400.00	0.05
Total	6,498	911,925,136.53	100.00

Balloon Flag:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Fully Amortizing	6,229	888,154,816.91	97.39
Balloon	269	23,770,319.62	2.61
Total	6,498	911,925,136.53	100.00

Lien Position:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
First Lien	6,358	901,674,492.97	98.88
Second Lien	140	10,250,643.56	1.12
Total	6,498	911,925,136.53	100.00

Prepayment Term (months):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12 Month Prepayment Penalty	148	24,775,026.05	2.72
24 Month Prepayment Penalty	4,011	571,600,104.42	62.68
30 Month Prepayment Penalty	14	3,652,125.00	0.40
36 Month Prepayment Penalty	1,159	142,084,289.16	15.58
60 Month Prepayment Penalty	77	10,368,386.50	1.14
No Prepayment Penalty	1,089	159,445,205.40	17.48
Total	6,498	911,925,136.53	100.00

Delinquency:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Current	6,498	911,925,136.53	100.00
Total	6,498	911,925,136.53	100.00

PMI Insurer:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Radian	3,474	508,527,396.50	55.76
No PMI Insurer	3,024	403,397,740.03	44.24
Total	6,498	911,925,136.53	100.00

Current Loan Rate (%):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
6.150 - 7.000	277	54,396,393.76	5.97
7.001 - 8.000	1,263	205,795,859.69	22.57
8.001 - 9.000	2,194	324,842,939.92	35.62
9.001 - 10.000	1,704	216,262,378.40	23.71
10.001 - 11.000	762	85,720,780.69	9.40
11.001 - 12.000	230	19,777,948.63	2.17
12.001 - 13.000	60	4,631,381.65	0.51
13.001 - 13.850	8	497,453.79	0.05
Total	6,498	911,925,136.53	100.00

Gross Margin (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
2.750 - 3.000	4	573,656.89	0.08
3.001 - 4.000	53	9,952,696.52	1.33
4.001 - 5.000	616	103,491,288.85	13.86
5.001 - 6.000	2,000	316,961,924.36	42.46
6.001 - 7.000	1,708	228,583,707.04	30.62
7.001 - 8.000	665	78,973,155.28	10.58
8.001 - 9.000	63	6,673,352.68	0.89
9.001 - 10.000	13	1,177,373.43	0.16
10.001 - 10.650	1	78,000.00	0.01
Total	5,123	746,465,155.05	100.00

Maximum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
12.150 - 13.000	194	37,843,556.12	5.07
13.001 - 14.000	974	162,740,584.80	21.80
14.001 - 15.000	1,776	270,448,104.72	36.23
15.001 - 16.000	1,407	187,158,019.95	25.07
16.001 - 17.000	586	70,243,196.12	9.41
17.001 - 18.000	154	15,204,418.08	2.04
18.001 - 19.000	29	2,594,621.47	0.35
19.001 - 19.850	3	232,653.79	0.03
Total	5,123	746,465,155.05	100.00

Minimum Loan Rate (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
5.000 - 5.000	1	479,302.97	0.06
6.001 - 7.000	193	37,474,026.62	5.02
7.001 - 8.000	975	163,061,365.53	21.84
8.001 - 9.000	1,815	276,901,235.35	37.09
9.001 - 10.000	1,397	184,103,182.48	24.66
10.001 - 11.000	574	68,642,621.32	9.20
11.001 - 12.000	137	13,037,639.13	1.75
12.001 - 13.000	28	2,533,127.86	0.34
13.001 - 13.850	3	232,653.79	0.03
Total	5,123	746,465,155.05	100.00

Initial Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	3	430,400.00	0.06
3.000	5,120	746,034,755.05	99.94
Total	5,123	746,465,155.05	100.00

Periodic Rate Cap (%) (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
1.000	5,123	746,465,155.05	100.00
Total	5,123	746,465,155.05	100.00

Next Adjustment Date (ARMs Only):	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
10/01/02	3	430,400.00	0.06
10/01/03	5	662,545.93	0.09
11/01/03	51	6,412,947.57	0.86
12/01/03	41	5,092,961.89	0.68
01/01/04	102	13,205,577.41	1.77
02/01/04	104	16,791,854.46	2.25
03/01/04	205	32,260,359.21	4.32
04/01/04	4,214	617,971,816.22	82.79
05/01/04	12	1,707,800.00	0.23
11/01/04	4	242,268.07	0.03
12/01/04	1	199,236.43	0.03
01/01/05	7	1,005,287.97	0.13
02/01/05	21	3,214,803.32	0.43
03/01/05	21	3,875,360.07	0.52
04/01/05	329	43,035,052.50	5.77
05/01/05	3	356,884.00	0.05
Total	5,123	746,465,155.05	100.00

Convertible Mortgage Loans:	Number of Mortgage Loans	Principal Balance Outstanding as of the Cut-off Date	% of Aggregate Principal Balance Outstanding as of the Cut-off Date
Not Convertible	6,304	885,423,569.68	97.09
Convertible	194	26,501,566.85	2.91
Total	6,498	911,925,136.53	100.00

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on loss assumptions, prepayment assumptions, and changes in such loss and prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Option One Mortgage Loan Trust 2002-3

Defaults Part of Prepayments:	Y	
Activate Forward LIBOR:	Y	
Default Lag	12	
Severity	50	
CDR	3.960	max CDR without BBB principal writedown
Cum Loss	6.75%	

Defaults Part of Prepayments:	N	
Activate Forward LIBOR:	Y	
Default Lag	12	
Severity	50	
CDR	3.940	max CDR without BBB principal writedown
Cum Loss	6.08%	

Option One Mortgage Loan Trust 2002-3
Excess Spread Schedule
Forward LIBOR
Pricing Speed to Call

Months	1 Month LIBOR	Excess Interest (%)
1	1.86000	3.23243
2	1.93700	2.99775
3	2.13300	4.80700
4	2.25000	4.60007
5	2.40000	4.44122
6	2.62700	4.30164
7	2.84500	3.97223
8	3.05000	3.86757
9	3.24600	3.54461
10	3.45800	3.31745
11	3.66200	3.61799
12	3.86400	3.00138
13	4.07200	2.92691
14	4.26100	2.57599
15	4.44300	2.53889
16	4.62700	2.17912
17	4.77300	2.01738
18	4.90200	2.04743
19	5.03000	1.72737
20	5.09600	1.82663
21	5.16000	1.70039
22	5.26700	1.57745
23	5.29200	1.91481
24	5.21800	1.59826
25	5.19700	3.23456
26	5.29700	2.92519
27	5.39200	3.53256
28	5.48100	3.22558
29	5.56500	3.11547
30	5.64200	3.21289
31	5.71200	3.38593
32	5.77400	3.51767
33	5.82900	3.31763
34	5.87500	3.25963
35	5.91200	3.84246
36	5.93900	3.20532
37	5.95900	3.58131
38	5.97600	3.37746

39	5.99400	3.64112
40	6.01200	3.40624
41	6.03000	3.38374
42	6.04900	3.57635
43	6.07000	3.41760
44	6.09300	3.60498
45	6.11900	3.39306
46	6.14800	3.35947
47	6.18000	3.97516
48	6.21600	3.28419
49	6.24300	3.40573
50	6.25600	3.16944
51	6.26700	3.39606
52	6.27500	3.16455
53	6.28200	3.15381
54	6.28700	3.36552
55	6.29000	3.15777
56	6.29200	3.37197
57	6.29100	3.15274
58	6.28900	3.15171
59	6.28600	3.80803
60	6.28100	3.15449
61	6.29500	3.38721
62	6.32800	3.13292
63	6.36100	3.33990
64	6.39100	3.08737
65	6.42100	3.05535
66	6.44900	3.24958
67	6.47500	3.08607
68	6.49900	3.28390
69	6.52200	3.06390
70	6.54300	3.04185
71	6.56200	3.47102
72	6.57900	3.00580
73	6.59400	3.26828
74	6.60600	3.03143
75	6.61700	3.25954
76	6.62500	3.02725
77	6.63100	3.02210
78	6.63500	3.24386
79	6.63600	3.03054
80	6.63500	3.25671
81	6.63100	3.03804
82	6.62400	0.00000

COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

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